SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 03, 2012

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
3 August 2012

Number:
17/12

US SHALE AND AUSTRALIAN NICKEL ASSET REVIEW

BHP Billiton announced today that it has completed its full year assessment of its United States shale and Australian nickel assets. Low US gas prices due to a short term over supply of gas have resulted in an impairment of US$2.84 billion (before tax) against the carrying value of the Fayetteville shale gas assets acquired from Chesapeake Energy in February 2011. The Company will also recognise a US$450 million (before tax) charge against the carrying value of its Nickel West assets as a result of margin deterioration. Both impairments will be recognised as exceptional items. The annual review of the Company’s non-current assets will be finalised in conjunction with the preliminary financial results to be released on 22 August 2012.

BHP Billiton CEO, Marius Kloppers, said “The Fayetteville charge reflects the fall in United States domestic gas prices and the company’s decision to adjust its development plans by shifting drilling from dry gas to the more liquids rich fields. While we have responded appropriately to the changed market conditions today’s impairment is clearly disappointing.”

Following a comprehensive review, BHP Billiton has concluded that the value of the more extensive onshore United States shale liquids and gas assets acquired through the acquisition of Petrohawk Energy Corporation in August 2011 is not affected. The development of these assets is expected to create substantial, long term shareholder value.

Mr Kloppers said: “Our decision to enter the North American shale hydrocarbon business about 18 months ago was taken after extensive deliberation and due diligence. Our work convinced us that this significant, low-carbon fuel source would play a meaningful role as the world makes its future energy choices. We are still of this view, particularly given the ongoing positive technological advancements in the shale industry.

“We believe that our dry gas assets are well positioned for the future given their competitive position on the industry cost curve. In the short term, the accelerated development of our liquids rich shales will continue to complement investment in our traditional project pipeline given the high rates of return on offer and the rapid payback on incremental investment.”

BHP Billiton Chairman, Jac Nasser, said: “The Board remains of the view that the investment in the US shale assets is the right decision for BHP Billiton shareholders. The assets we acquired, in particular the substantial Petrohawk business, are of high quality and will generate good returns for shareholders. The Board supports the actions of Marius and Petroleum CEO, Mike Yeager, to optimise shareholder value by shifting our current drilling plans from the dry gas fields in Fayetteville and Haynesville, to the liquids rich fields in the Permian and Eagle Ford.

“However, it is very disappointing that low US gas prices have impacted the carrying value of the Fayetteville assets. As a result of the write down both Marius Kloppers and Mike Yeager have advised the Remuneration Committee that they do not wish to be considered for a bonus for the 2012 financial year. The Remuneration Committee and the Board respect and agree with that decision.

“As today’s announcement shows, these are difficult times, particularly for those companies and their shareholders who are being affected by global uncertainty.   We are fortunate to have Marius’ leadership, together with a strong management team supporting him, in these challenging times. Notwithstanding the prevailing environment we are confident in the outlook for the United States natural gas market and the role our shale assets will play in BHP Billiton’s portfolio in continuing to deliver long term shareholder returns,” Mr Nasser said.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Antonios Papaspiropoulos
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Antonios.Papaspiropoulos@bhpbilliton.com

Kelly Quirke
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Deirdra McCracken
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
Email: Deirdra.S.McCracken@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Tara Dines
Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas

Scott Espenshade
Tel: +1 713 599 6431 Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : August 03, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary